UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                                  iShares Trust
                                (Name of Issuer)

                iShares Dow Jones U.S. Energy Sector Index Fund
                         (Title of Class of Securities)

                                   464287796
                                 (CUSIP Number)

                                 August 24, 2001
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS AG
98-0186363


2
Check the Appropriate Box if a Member of a Group a [ ] b [x] See Item 7 of attached schedule.


3
SEC USE ONLY


4
Citizenship or Place of Organization - Switzerland


Number of           5.  Sole Voting Power             352,000
Shares Bene-        6.  Shared Voting Power             --
ficially            7.  Sole Dispositive Power        352,000

Owned by Each       8.  Shared Dispositive Power        1,569
Reporting
Person With:


9
Aggregate Amount Beneficially Owned by Each Reporting Person:
353,569 Shares


10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)  [ ]


11
Percent of Class Represented by Amount in Row (9)
21.4%


12
Type of Reporting Person (See Instructions)
HC


Item 1(a).  Name of Issuer:

iShares Trust

Item 1(b).  Address of Issuer's Principal Executive Offices:

C/o Investors Bank and Trust Company
200 Clarendon Street
Boston, MA  02116


Item 2(a) Name of Person Filing:

UBS AG

Item 2(b) Address of Principal Business Office or, if none, Residence:

Bahnhofstrasse 45
8021, Zurich, Switzerland

Item 2(c) Citizenship: Switzerland

Item 2(d) Title of Class of Securities:

iShares Dow Jones U.S. Energy Sector Index Fund (the "Fund")

Item 2(e) CUSIP Number: 464287796

--------------------------------------------------------------------------------

Item 3.  If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check whether the Person Filing is a:

(a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act
(b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act
(c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act
(d) [ ] Investment company registered under Section 8 of the Investment Company Act
(e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) [x] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4 (a)-(c)(iv).  Ownership:

Incorporated by reference to Items 5-11 of the cover page.


Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Identity of subsidiaries                    Item 3 Classification
----------------------------------          ---------------------
Global Asset Management (USA) Inc.                   IA
UBS PaineWebber Inc.                                 BD

Item 8.  Identification and Classification of Members of the Group:

Not applicable


Item 9.  Notice of Dissolution of Group:

Not Applicable


Item 10.  Certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  September 10, 2001


UBS AG


By:  /s/  Robert C. Dinerstein               By:  /s/  Robert B. Mills
     -------------------------                    --------------------
     Robert C. Dinerstein                         Robert B. Mills
     Managing Director                            Managing Director